Exhibit 99.1

Shopify Prices Offerings of Class A Subordinate Voting Shares and Convertible Senior Notes

Ottawa, Canada – September 15, 2020 - Shopify Inc. (NYSE:SHOP)(TSX:SHOP) (“Shopify”) today announced the pricing of its previously announced public offering of 1,100,000 Class A subordinate voting shares (the “Offered Shares”) at a price to the public of US$900 per share (such offering, the “Equity Offering”) and its previously announced public offering of US$800,000,000 aggregate principal amount of convertible senior notes due 2025 (the “Notes”) (such offering, the “Note Offering”, and together with the Equity Offering, the “Offerings”). The gross proceeds from the Equity Offering, before underwriting discounts and offering costs, are expected to be US$990,000,000, and the gross proceeds from the Note Offering, before underwriting discounts and offering costs, are expected to be US$800,000,000. The Equity Offering and the Note Offering are not conditional upon one another.

Shopify has granted the Equity Underwriters (as defined below) an over-allotment option to purchase up to an additional 165,000 Class A subordinate voting shares to be sold pursuant to the Equity Offering (the “Equity Over-Allotment Option”). The Equity Over-Allotment Option is exercisable for a period of 30 days from the date of the final prospectus supplement relating to the Equity Offering. Shopify has also granted the Note Underwriters (as defined below) an over-allotment option to purchase up to an additional US$120,000,000 aggregate principal amount of Notes (the “Note Over-Allotment Option”). The Note Over-Allotment Option is exercisable for a period of 30 days from the date of the final prospectus supplement relating to the Note Offering.

Shopify expects to use the net proceeds of the Offerings to strengthen its balance sheet, providing flexibility to fund its growth strategies.

The closings of the Equity Offering and the Note Offering are subject to a number of closing conditions, including the listing of the Offered Shares and approval to list the Class A subordinate voting shares underlying the Notes on the NYSE and the TSX, and any required approvals of each exchange, and are expected to occur on or about September 18, 2020. The Equity Offering is being led by Citigroup, Goldman Sachs & Co. LLC and Credit Suisse, with RBC Capital Markets acting as Co-Manager (the “Equity Underwriters”), and the Note Offering is being led by Goldman Sachs & Co. LLC, Citigroup and Credit Suisse, with RBC Capital Markets acting as Co-Manager (the “Note Underwriters”).

The Notes will be senior, unsecured obligations of Shopify, and interest will be payable semi-annually in cash at a rate of 0.125% per annum on May 1 and November 1 of each year, beginning on May 1, 2021. The Notes will mature on November 1, 2025 unless redeemed, repurchased, or converted prior to such date. Prior to August 1, 2025, the Notes will be convertible at the option of the holders during certain periods, upon satisfaction of certain conditions. Thereafter, the Notes will be convertible at any time until the close of business on the second scheduled trading day immediately preceding the maturity date. Upon conversion, the Notes may be settled, at Shopify’s election, in Shopify’s Class A subordinate voting shares, cash or a combination thereof.

The Notes will have an initial conversion rate of 0.6944 Class A subordinate voting shares per US$1,000 principal amount of Notes. This represents an initial conversion price of approximately US$1,440 per Class A subordinate voting share. The initial conversion price of the Notes represents a premium of approximately 60% to the price per Offered Share in the Equity Offering.

No securities regulatory authority has either approved or disapproved the contents of this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, state or jurisdiction.

Shopify has filed preliminary prospectus supplements for the Offerings, and will file final prospectus supplements, to its short form base shelf prospectus dated August 6, 2020 (the “Base Shelf Prospectus”) with the securities regulatory authorities in each of the provinces and territories of Canada except Québec. The preliminary prospectus supplements have also been filed, and the final prospectus supplements will be filed, with the U.S. Securities and Exchange Commission (the “SEC”) as supplements to Shopify’s registration statement on Form F-10 (the “Registration Statement”) under the U.S./Canada Multijurisdictional Disclosure System. The prospectus supplements, the Base Shelf Prospectus and the Registration Statement contain important detailed information about the Offerings. Copies of the Canadian prospectus supplements and the Base Shelf Prospectus can be found on SEDAR at www.sedar.com, and copies of the U.S. prospectus supplements and the Registration Statement can be found on EDGAR at www.sec.gov. Copies of these documents may also be obtained from Citigroup, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, Telephone: 1-800-831-9146; or Goldman Sachs & Co. LLC, Attn: Prospectus Department, 200 West Street, New York, NY 10282, telephone: 866-471- 2526, facsimile: 212-902-9316 or email: prospectus-ny@ny.email.gs.com. Prospective investors should read the prospectus supplements, the Base Shelf Prospectus and the Registration Statement before making an investment decision.

About Shopify

Shopify is a leading global commerce company, providing trusted tools to start, grow, market, and manage a retail business of any size. Shopify makes commerce better for everyone with a platform and services that are engineered for reliability, while delivering a better shopping experience for consumers everywhere. Headquartered in Ottawa, Canada, Shopify powers over one million businesses in more than 175 countries and is trusted by brands such as Allbirds, Gymshark, Heinz, Staples and many more.

Forward-looking Statements

This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws (“forward-looking statements”) including statements regarding the proposed Offerings, the terms of the Offerings and the proposed use of proceeds. Words such as “expects”, “continue”, “will”, “plans”, “anticipates” and “intends” or similar expressions are intended to identify forward-looking statements.

These forward-looking statements are based on Shopify’s current expectations about future events and financial trends that management believes might affect its financial condition, results of operations, business strategy and financial needs, and on certain assumptions and analysis made by Shopify in light of the experience and perception of historical trends, current conditions and expected future developments and other factors management believes are appropriate. These projections, expectations, assumptions and analyses are subject to known and unknown risks, uncertainties, assumptions and other factors that could cause actual results, performance, events and achievements to differ materially from those anticipated in these forward-looking statements. Although Shopify believes that the assumptions underlying these forward-looking statements are reasonable, they may prove to be incorrect, and readers cannot be assured that either or both the Offerings discussed above will be completed on the terms described above. Completion of the proposed Offerings are subject to numerous factors, many of which are beyond Shopify’s control, including but not limited to, the failure of customary closing conditions and other important factors disclosed previously and from time to time in Shopify’s filings with the SEC and the securities commissions or similar securities regulatory authorities in each of the provinces or territories of Canada. The forward-looking statements contained in this news release represent Shopify’s expectations as of the date of this news release, or as of the date they are otherwise stated to be made, and subsequent events may cause these expectations to change. Shopify undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

CONTACT:

INVESTORS: Katie Keita Senior Director, Investor Relations 613-241-2828 x 1024 IR@shopify.com	MEDIA: Rebecca Feigelsohn Communications Lead 416-238-6705 x 302 press@shopify.com
SOURCE: Shopify